March 6, 2007


By facsimile to (650) 838-4350 and U.S. Mail


Mr. Masaaki (John) Nishibori
President and Chief Executive Officer
CAI International, Inc.
1 Embarcadero Center
San Francisco, CA 94111

Re:	CAI International, Inc.
	Registration Statement on Form S-1
	Filed February 7, 2007
File No. 333-140496

Dear Mr. Nishibori:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


General


1. We note that non-Rule 430A information is omitted throughout the registration statement. To the extent practicable, complete the information before amending the registration statement.

2. We note the references to the independent third party valuation of your assets and liabilities as of October 1, 2006 on pages 34 and F-
11. Expand the disclosure to identify the independent third party performing the evaluation, and provide the independent third party`s consent as required by Rule 436(a) of Regulation C under the Securities Act. Alternatively, delete the references.

3. Please do not use smaller type in tables, footnotes, and charts as you do on pages 6, 7, 8, and 58, for example.

Prospectus` Outside Front Cover Page

4. We note that you omit an estimated price range for the
offering.
You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement`s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10%
if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See instruction 1 to Item 501(b)(3) of Regulation S-K.

5. Delete the words "Sole Bookrunner." We would not object if you move the words to the prospectus` outside back cover page.

EBITDA, page 7

6. We note your disclosures regarding the non-GAAP measure EBITDA
and
have the following comments. Refer to Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" as
prepared and issued by the Division of Corporation on June 13,
2003
and Item 10(e) of Regulation S-K for detailed guidance.

* You indicate that you use EBITDA as a performance measure. However, many of the limitations of EBITDA you have identified appear to more directly relate to the limitations of using EBITDA as a liquidity measure. Please revise your disclosure to more fully discuss the material limitations associated with the use of EBITDA as performance measure as compared to the use of net income, your most comparable GAAP financial measure.

* Please discuss the manner in which management compensates for the limitations when using this non-GAAP financial measure.

* Please disclose the substantive reasons why management believes this non-GAAP financial measure provides useful information to investors.

* You state that "It can be also be useful to investors, as a supplement to GAAP measures, in evaluating our ability to incur and service debt, make capital expenditures and meet working capital requirements." If management uses EBITDA for these purposes and you would like to tell readers of your use of EBITDA as a liquidity measure, you must expand your disclosures to provide all the required disclosures of Item 10(e)(B) and (C) of Regulation S-K.

Risk Factors, page 9

7. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The ninth risk factor states that CAI plans to purchase new containers. Expand the disclosure to indicate that CAI expects to purchase $150 million to $200 million of new containers in 2007.
We
note the disclosure on page 39.

* The eleventh risk factor states that gains and losses from the disposition of used equipment may fluctuate and affect adversely CAI`s results of operations. Quantify the gains and losses from the disposition of used equipment during the periods presented in the financial statements. Alternatively, provide a cross reference to the disclosure in MD&A.

* The fourteenth risk factor states that CAI purchases almost all of its containers from manufacturers based in China. Clarify here and on page 75 whether CAI is materially dependent on any manufacturer of its containers.

* The eighteenth risk factor states that CAI`s level of indebtedness reduces its financial flexibility. Quantify CAI`s indebtedness as of the latest balance sheet data in the prospectus.

* The nineteenth risk factor states that CAI will require a significant amount of cash to service and repay its outstanding indebtedness. Quantify the amount of cash that CAI will require during the next 12 months to service and repay its outstanding indebtedness.

* The thirty-seventh risk factor states that internal control deficiencies constituting "material weaknesses" existed as of December 31, 2005. Indicate whether CAI believes that the material weaknesses still exist at the end of the period covered by the latest balance sheet data in the prospectus.

8. Some risk factors include "We cannot assure" language. For example, refer to the fourth, seventh, tenth, twelfth, thirteenth, fifteenth, eighteenth, nineteenth, twenty-first, twenty-second, twenty-fifth, twenty-eighth, thirtieth, and thirty-fourth risk factors. Since the risk is the situation described and not CAI`s ability to assure, please revise.

Unaudited Pro Forma Financial Information, page 34

9. You disclose that your pro forma adjustments do not give effect to any compensation expense that will be associated with stock options and stock grants that you intend to make in connection with this offering. Please tell us and revise your disclosures, if appropriate, to indicate why you believe that this exclusion is appropriate. If the issuance of these stock options and stock grants is directly attributable to the offering, expected to have a continuing impact on CAI, and is factually supportable, then please revise your pro forma financial statements to provide the appropriate pro forma adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X.

Pro Forma Condensed Consolidated Balance Sheet, page 37

10. We note your adjustment for goodwill of $51.6 million related to the Interpool transaction. Please revise footnote (5) to include a discussion of the factors contributing to the recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

Key Financial Metrics, page 41

11. Expand the disclosures to include utilization and per diem rate statistical data for the end of each period presented in the financial statements.


Per Diem Rates, page 41

12. You disclose the average per diem rates for short-term leases for all of the standard 20` dry van containers in your total fleet increased by 7.0% from December 31, 2003 to December 31, 2005. However, on page 51 of your segment disclosures for container leasing we note your disclosure that you realized lower average per diem rates on short-time leases during 2005 compared to the per diem rates on short-term leases during 2004. Please revise your disclosures to explain or eliminate this discrepancy.

Operating Expenses, page 42

13. You indicate that beginning in the fourth quarter of 2006 depreciation of your existing owned fleet will decrease as a result of an increase in your estimates of the residual values of your containers. Please revise your filing to provide readers with a better understanding of the magnitude of this estimated decrease.

14. We note from your disclosure on page 43 that you expect equipment rental expenses to decrease through the second quarter of 2008 due to the termination of certain leases with third parties. Please revise your disclosure to discuss the impact on sales and operating income and whether you have sufficient containers to continue operations. If you do not expect sales and operating income to be impacted, please provide a discussion of how you made this determination.

15. You disclose on page 43 that in future periods you will incur operating expenses for the amortization of intangible assets. Given the materiality of goodwill related to the Interpool transaction of $
51.6 million, please revise your filing to include a discussion of additional operating expenses that you could incur if goodwill becomes impaired and the circumstances the could cause the impairment.

Results of Operations, page 44

16. On page 46 you discuss why your impairment of container rental equipment decreased period over period. However, you have not provided a description of the facts and circumstances leading to the impairment as required by paragraph 26(a) of SFAS 144. Please revise.

Liquidity and Capital Resources, page 56

17. For any credit facility or other financial instrument that requires CAI to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Also state whether CAI is in compliance with the ratios and tests as of the most recent date practicable. We note the disclosures in section
10 of exhibit 10.1.

18. Please revise your cash flow disclosures to provide a more meaningful analysis of the changes in your operating assets and liabilities rather than summarizing the changes in these accounts, which are readily obtainable from the face of balance sheet.
Refer
to FRR 33-8350 for guidance.

Contractual Obligations and Commercial Commitments, page 58

19. To increase the transparency of cash flow, please revise your table of contractual obligations to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Critical Accounting Policies and Estimates, page 59

General

20. Please include a critical accounting policy relating to goodwill as this balance is material to your total assets. Your disclosure at a minimum should include a comprehensive discussion of the material assumptions included in the estimation of the fair value of your reporting units, the uncertainties associated with your material assumptions, a description of the methodology used in performing your test for impairment, factors that would suggest that a possible impairment exists, and other relevant information that you believe to be useful in understanding your policy. Refer to sections 501.12.b.3 and 4 and 501.14 of the Financial Reporting Codification for guidance.

Revenue Recognition, page 59

21. You have determined that the sale of your containers and the management services are separate units of accounting under EITF 00-
19. You disclose that you are able to determine the fair value of the management services (undelivered item), which is required by this guidance. Please revise your filing to provide a comprehensive discussion of the competitive and other data that you refer to on page 60 that is used in determining the fair value of your management services.

22. You indicate on page 60 that "If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payment are not likely to be collected from the lessee, then we will cease to record lease revenue." Please clarify this statement. We assume that your reference to the recording of lease revenues relates to internal recordkeeping necessary to determine the related management fees that you will earn. If not, please tell us the appropriateness of recording lease revenue related to your managed fleet.

Accounting for Container Leasing Equipment, page 60

23. You disclose on page 72 that you have sold older containers in your excess inventory. Please revise your filing to define and provide a discussion of this excess inventory. Specifically, please quantify the amount of inventory you have identified as "excess" and address the recoverability of this inventory.

Share Based Payments, page 61

24. You disclose that considerable judgment is required to determine the fair value of your preferred stock due to the lack of a public market for your preferred stock or common stock. However, you have not disclosed the methodology used to determine the fair value of your preferred stock. Please revise your filing to identify the judgments and assumptions that you made in the determination of the fair value of your preferred stock.

Allowance for Doubtful Accounts, page 61

25. It appears from your disclosure that your policy for allowances for doubtful accounts is only applicable to your receivables from your own container leases. Please revise your filing to disclose why an allowance is not required for your managed fleet receivables, including a discussion of your historical experiences of losses, if any.

Business, page 67

26. Please revise to provide more detail on your relationship with the investment arrangers. We note your reference on page 74.

Overview of Our Leases, page 70

27. You disclose that retroactive rate adjustments are typically required if containers are redelivered early. Please revise your disclosure to discuss whether retroactive rate adjustments were material to any period presented. If material, also please discuss anticipated future trends in retroactive rate adjustments.

Customer Concentration, page 74 and Note 12, page F-31

28. While disclosures here and in the fifth risk factor on page 11 indicate that no one container lessee represented greater than 10% of leasing revenue in any of the years presented in the financial statements and greater than 10% of total revenue for the nine months ended September 30, 2006, it is unclear whether any one container investor represented greater than 10% of total revenue in any of the years presented in the financial statements. Please clarify. We note the disclosure that $5.3 million of revenue from the largest container investor represented 12.4% of total revenue for the nine months ended September 30, 2006.

Board of Directors, page 77

29. Disclosure indicates that CAI will add two additional non-employee directors to its board before the offering`s completion. If the two additional non-employee directors have been nominated or chosen to become directors, identify them in the registration statement and file their consents as exhibits to the registration statement. See Item 401 of Regulation S-K and the item`s instructions. See also Rule 438 of Regulation C under the Securities
Act.

Hiromitsu Ogawa, page 84

30. Clarify that Mr. Hiromitsu Ogawa is entitled to receive the non-equity incentive plan compensation disclosed in the table if CAI meets or achieves its budget for pre-tax profit for each fiscal year during his employment agreement`s term until the closing of CAI`s initial public offering or IPO and that after the IPO any bonus will be in the complete discretion of the board of directors. We note the disclosure in section 4 of exhibit 10.4.

Victor M. Garcia, page 85

31. Please confirm that you will disclose Mr. Victor M. Garcia`s incentive stock option to purchase 310 shares of CAI`s common stock in the table on page 82. We note the disclosure in section 4 of exhibit 10.6.


Certain Relationships and Related Party Transactions, page 88

32. Please revise to disclose the material terms of your new, non-exclusive term management agreement with Interpool. We note your brief disclosure on page 88.

Principal and Selling Stockholders, page 90

33. Disclosure in footnote (4) that the shares of common stock will be issued upon conversion of the series A cumulative redeemable convertible preferred stock upon the offering`s completion is inconsistent with disclosure on page 91 that the outstanding shares of series A cumulative redeemable convertible preferred stock will be converted into 1,726 shares of common stock immediately before the offering`s completion. Please reconcile the disclosures.

Lock-up Agreements, page 94

34. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-up period`s expiration. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by those persons before the lock-up period`s expiration.

Note 7.  Commitments and Contingencies, page F-13

35. You disclose on pages 80 and 81 that you have entered into the new employment agreements with Messrs. Ogawa and Nishibori.
Please
expand this footnote to discuss the pertinent terms of these agreements, including a discussion of the discretionary cash bonuses and the additional cash bonus for Mr. Garcia of up to $100,000 on November 1, 2007 and on each of the following three anniversaries of that date so long as he remains employed by you on those dates.

Note 6.  Stockholder`s Equity, page F-27

36. We note that you discuss your temporary equity (cumulative redeemable convertible preferred stock) within your footnote labeled as "Stockholders` Equity." To avoid confusion, please provide a separate footnote to discuss your temporary equity. Ensure this footnote includes a comprehensive discussion explaining the 23% decrease in fair value from December 31, 2005 to September 30, 2006.
Further, please disclose the methodology used to determine the fair value of your preferred stock.

Exhibits

37. We note that you intend to file by amendment some exhibits, including the underwriting agreement and the legal opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Exhibit 5.1

38. The exhibit`s caption in the exhibit index indicates that you intend to file a form of opinion. You must file an executed opinion before the registration statement`s effectiveness.

Exhibits 10.1 and 10.9

39. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the schedules to exhibit 10.1 and schedule 1 to exhibit B of the office lease`s first amendment in exhibit 10.9, please refile both exhibits in their entirety.

Other

40. We acknowledge your February 7, 2007 cover letter in which you indicate that Mr. Hiromitsu Ogawa has executed a term sheet to sell
15% of CAI`s outstanding common stock to a Japanese institutional investor and is considering selling an additional portion of the common stock that he beneficially owns to additional institutional investors at or before the offering`s closing. Allow us sufficient time to review the amended disclosure before requesting acceleration of the registration statement`s effectiveness.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, CAI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If CAI requests acceleration of the registration statement`s effectiveness, CAI should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAI from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* CAI may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that CAI provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Jeanne K. Baker,
Assistant Chief Accountant, at (202) 551-

3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or
Lesli L. Sheppard, Staff Attorney, at (202) 551-3708.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Edward J. Wes, Jr., Esq.
	Bruce M. McNamara, Esq.
	Sonny Allison, Esq.
	Perkins Coie LLP
	101 Jefferson Drive
	Menlo Park, CA 94025

	Daniel G. Kelly, Jr., Esq.
	Davis Polk & Wardwell
	1600 El Camino Real
	Menlo Park, CA 94025



Mr. Masaaki (John) Nishibori
March 6, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE